UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 7, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Proxy Form for the 2020 Annual General Meeting

I/We                                                                                                                                                                                                                                  (Note 1), “H” Shares shareholder account number (if applicable):                                                                                                                                                       , address:                                                                                                                                                                                                                             (Note 1), hold                                                                                                                      “H” shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the AGM or Mr./Ms.                                                                                                                           of address:                                                                                                                                                                                                                                 (Note 3), to represent me/us to attend the annual general meeting of the Company to be held at Conference Room on Second Floor, CEA Development Co., Limited Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the People’s Republic of China (the “PRC”) (中國上海市長寧區空港三路99號東航實業集團有限公司輔樓二樓會議室), at 9:00 a.m. on Wednesday, 23 June 2021 and any adjournment thereof (the “AGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the AGM (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:

Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalised terms defined herein should have the same meaning as ascribed to them in the Notice.

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company for the year 2020.”
2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company for the year 2020.”
3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2020.”
4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2020.”
5.

Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the PRC domestic auditors and international auditors for financial reporting and the auditors for internal control for the year 2021.”

6.

Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

Agreed the Board to issue debt financing instruments in one or multiple tranches within the limits of bonds issuable under the requirements of applicable laws, upon obtaining general and unconditional mandate from the general meeting:

(a)   Type of debt financing instruments: debt financing instruments include but not limited to corporate bonds, super short-term commercial papers, short-term commercial papers, medium term notes, bonds denominated in offshore Renminbi or US Dollars or other currencies, asset-backed securities, enterprise bonds, perpetual bonds or other onshore and offshore debt financing instruments issuable upon approval by or filing with the China Securities Regulatory Commission, Securities Association of China and other relevant authorities in accordance with relevant regulations. However, bonds issued and/or debt financing instruments adopted under this mandate shall not include bonds that are convertible to shares of the Company.

(b)   Issuer: the Company and/or its wholly-owned or controlled subsidiaries. The actual issuer shall be determined by the Board according to the needs of issuance.

RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(c)   Issuance size: the amount of debt financing instruments permitted to be issued under this mandate shall fall within the outstanding balance available for issuance of such type of instruments under the requirements of applicable laws. The actual issuance size shall be determined by the Board according to funding requirements and market conditions.

(d)   Term and type: save for perpetual bonds, not more than 15 years and may have single or multiple maturities. The actual term and issuance size of each type of the debt financing instruments shall be determined by the Board according to relevant requirements and market conditions.

(e)   Use of proceeds: the proceeds raised from the issuance are expected to be used in ways which are in accordance with the requirements of laws and regulations, such as to fund the production and operation needs of the Company, to adjust the debt structure, to supplement working capital and/or to make project investment. The actual use of proceeds shall be determined by the Board according to funding requirements.

(f)   Effective period of the mandate: one year from the date of approving this resolution at the general meeting of the Company.

Where the Board and/or its authorised representatives have, during the effective period of the mandate, decided the issuance, and provided that the Company has also, during the effective period of the mandate, obtained the approval or permission from or registration with regulatory authorities on the issuance, the Company may, during the effective period of such approval, permission or registration, complete the issuance.

(g)   Guarantees and other arrangements: the guarantees and other credit enhancement arrangements shall be determined based on the features of the onshore and offshore debt financing instruments and the issuance needs in accordance with the laws.

(h)   Target subscribers and arrangements on placement to shareholders of the Company: the target subscribers shall be the investors who meet the conditions for subscription in accordance with the requirements of laws and regulations. The specific target subscribers shall be determined in accordance with relevant laws, the market conditions and other specific matters related to the issuance.

(i) Authorisation to the Board

The Board proposes to the general meeting to grant the general and unconditional mandate to the Board for the following purposes, after taking into account of the specific requirements of the Company and other market conditions:

(i) to confirm the issuer, type, actual type, actual terms and conditions and other matters in relation to the issuance, including but not limited to the actual issuance size, actual aggregate amount, currency, issuance price, interest rate or methods of determining interest rate, issuance place, timing of issuance, term, whether to issue on multi-tranche issuances, number of tranches of issuance, whether to incorporate terms of repurchase or redemption, rating arrangement, guarantees and other arrangements, term of repayment of principal and payment of interest, use of proceeds and underwriting arrangement, etc.

(ii)  to undertake actions and procedures necessary and ancillary to each, including but not limited to the engagement of intermediary agencies to deal with procedures such as applying approval from, registering and filing with relevant regulatory authorities relating to the issuance on behalf of the Company, sign all legal documents necessary and relating to the issuance, and handle other matters such as, repayment of principal and payment of interest during the duration and trading and circulation.

RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(iii)  to approve, confirm and ratify the aforementioned actions and procedures given the Company has taken any of the actions and procedures in respect of any issuance.

(iv) to make relevant adjustments to relevant matters relating to actual proposal for issuance within the scope of the mandate granted to the Board according to the advice of regulatory authorities or the then prevailing market conditions in the event of changes in the issue policy of regulatory authorities or market conditions, unless re-approval at the general meeting of the Company is otherwise required pursuant to the relevant laws, regulations and the articles of association.

(v)   to decide and deal with relevant matters relating to the listing of issued debt financing instruments upon the completion of issuance.

(vi) to approve, sign and dispatch announcements and circulars relating to the issuance to disclose relevant information according to the applicable regulatory rules at the places of listing of the Company.

(vii) to adjust the currency structure and interest rate structure of bonds within the duration of the bonds according to market conditions.

(viii)to assign the aforementioned mandate to other candidates whom the Board finds appropriate.”

7.

Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)   Under the premise of the following conditions, the Board is granted unconditional and general mandate and is agreed to further authorise the management of the Company to deal with, at its sole discretion, relevant matters in connection with the issuance of shares of the Company during the relevant period (as defined below), in accordance with the Company’s specific needs, other market conditions and the conditions below:

(i) The Board approves the Company to, either separately or concurrently, issue, allot and deal with, or conditionally or unconditionally agree to, either separately or concurrently, issue, allot or deal with the domestic shares (“A shares”) and overseas-listed foreign shares (“H shares”) of the Company (including corporate bonds convertible into shares) for not more than 20% of the A shares and H shares of the Company at the date of this resolution being considered and approved at the general meeting, respectively; and approves the Company to determine the number of A shares and/or H shares to be issued, allotted or dealt with within such limit, under the premise of item (iii) of this article;

(ii)  The Board formulates and implements specific issuance plans, including but not limited to the class of new shares to be issued, the pricing methods and/or the issuance price (including the price range), number of shares to be issued, target subscribers, use of proceeds, etc., determines the timing of issuance, period of issuance and whether to place to existing shareholders;

RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(iii)  The Board approves, signs, amends and performs or facilitates to sign, perform and amend all documents, indentures and matters it finds related to any issuance, allotment or dealing of A shares and/or H shares pursuant to the exercise of the aforementioned general mandate; and

(iv) The Board only exercises the aforementioned power pursuant to the Company Law of the People’s Republic of China (as amended from time to time) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or all applicable laws, regulations and rules of any other government or regulatory authorities. The Company can complete the issuance only after obtaining approvals from China Securities Regulatory Commission and/or any other relevant Chinese government authorities.

(b)   In respect of this special resolution, the general mandate shall not exceed the relevant period. Yet, if the Board has resolved to issue during the relevant period, the Company can complete the issuance under such mandate upon the completion of approval from relevant Chinese government authorities. “Relevant period” refers to the date from the passing of this special resolution to the following dates, whichever is earlier:

(i) from the date when this special resolution is passed until the conclusion of the next AGM of the Company;

(ii)  from the date when this special resolution is passed until the expiry of 12 months since then; and

(iii)  the date of the passing of the special resolution by the shareholders of the Company at the general meeting revoking or varying the general mandate given to the Board by this resolution.

(c)   Decision is made to authorise the Board to increase the registered capital of the Company under the premise of separate or concurrent issuance of shares in paragraph (a) of this special resolution, to show that the Company is authorised to issue shares under paragraph (a) of this special resolution. Decision is also made to authorise the Board to amend the articles of association it finds appropriate and necessary, to show the increase in the registered capital of the Company; and to undertake necessary actions and other necessary procedures to achieve the separate or concurrent issuance of shares under paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

8.

Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the election of directors of the ninth session of the board of directors of the Company:

(1)   to consider and approve the resolution in relation to the election of Mr. Lin Wanli as a director of the Company.”

9.

Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the election of independent directors of the ninth session of the board of directors of the Company:

(1)   to consider and approve the resolution in relation to the election of Mr. Sun Zheng as an independent director of the Company.

(2)   to consider and approve the resolution in relation to the election of Mr. Lu Xiongwen as an independent director of the Company.”

Signature(s): (Note 6)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).

3.

If you wish to appoint someone other than the chairman of the AGM, please delete the words “the chairman of the AGM or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/ proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.

IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“✓”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

6.

This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for the holding of the AGM in order for such documents to be considered valid.

7.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

8.	If a proxy attends the AGM, appropriate identification documents must be provided.

9.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. You/your proxy (or proxies) has/have the right to request access to and/or correction of the relevant personal data in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Company/Hong Kong Registrars Limited at the above address.